UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                       Investments in the Custody of
                      Management Investment Companies
                 Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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
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1. Investment Company Act File Number:                                                         Date examination completed:

811-7446                                                                                        August  31, 2001
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2. State identification Number:
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        AL                    AK                   AZ                    AR                    CA                     CO
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        CT                    DE                   DC                    FL                    GA                     HI
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        ID                    IL                   IN                    IA                    KS                     KY
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        LA                    ME                   MD                    MA                    MI                     MN
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        MS                    MO                   MT                    NE                    NV                     NH
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        NJ                    NM                   NY                    NC                    ND                     OH
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        OK                    OR                   PA                    RI                    SC                     SD
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        TN                    TX                   UT                    VT                    VA                     WA
        --------------------- -------------------- --------------------- -----------------------------------------------------------

        WV                    WI                   WY                    PUERTO RICO
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        Other (specify):
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3. Exact name of investment company as specified in registration statement:

American Century Premium Reserves, Inc.
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5. Address of principal executive office (number, street, city, state, zip code)

Maryanne Roepke, American Century Funds, 4500 Main Street, Kansas City, MO 64111
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

     2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

     3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

      THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                               SEC 2198 (11-91)

   Management Statement Regarding Compliance with Certain Provisions of the
                 Investment Company Act of 1940



     We, as members of management of American Century Premium Reserves, Inc. (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of August 31, 2001, and from July 31, 2001 through August 31, 2001.

     Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2001, and from July 31, 2001 through August 31, 2001, with respect to securities reflected in the investment accounts of the Funds.


American Century Investment Management, Inc.


By:  /s/
         Maryanne Roepke
         Senior Vice President and Treasurer


       January 24, 2001


January 17, 2001

To the Directors of the American Century Premium Reserves, Inc.:

     We have examined management's assertions, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the
Investment Company Act of 1940, about the American Century Premium Reserves, Inc. (the "Funds") compliance with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of August 31, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Funds' compliance based on our examination.

     Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2001, and with respect to agreement of security purchases and sales, for the period from July 31, 2001 through August 31, 2001:

     o Count and inspection of all securities located in the vault of The JP Morgan Chase Manhattan Bank, New York (the "Custodian") at 4 New York Plaza, 11th Floor, NY, NY, 11245, without prior notice to management

     o Testing of securities and similar investments held in book entry by the Depository Trust Company via evaluation of the reconciliation procedures used by the Custodian and disposition of any reconciling items related to the Funds' positions;

     o Agreement of four security purchases, four security sales and two maturities since our last report from the books and records of the Company to broker confirmations;

     We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal determination on the Funds' compliance with specified requirements.

     In our opinion, management's assertion that the Funds were in compliance with the requirement of sub sections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2001 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

     This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PRICEWATERHOUSECOOPERS LLP